June 6, 2019

Dominique Monnet
Chief Executive Officer
PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, Nevada 89451

       Re: PDL BioPharma, Inc.
           Registration Statement on Form S-3
           Filed May 31, 2019
           File No. 333-231870

Dear Mr. Monnet:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance